SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

We transcribe below the inquiry B3 S.A. - Brasil, Bolsa, Balcão (“B3”) sent to Ambev S.A. (“Company”) through Official Letter No. 457/2023-SLS (“Official Letter”), dated as of March 28th, 2023, in light of the Cooperation Agreement executed with the Brazilian Securities Commission:

“In view of the latest oscillations registered with the shares issued by this company, the number of trades and the amount negotiated, as set forth below, we request that it is informed, until March 29th, 2023, if there is any fact of your knowledge that can justify them.”

Common Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	Neg. No.	Quantity	Volume (R$)
03/15/2023	13,80	13,75	14,10	14,00	14,02	0,50	42.269	36.367.400	509.307.406,00
03/16/2023	14,00	14,00	14,41	14,26	14,26	1,71	30.049	29.043.700	414.204.985,00
03/17/2023	14,20	14,09	14,40	14,25	14,22	-0,28	35.973	52.021.500	741.230.248,00
03/20/2023	14,20	14,05	14,27	14,13	14,12	-0,70	27.552	33.729.400	476.560.105,00
03/21/2023	14,14	13,90	14,18	13,99	13,95	-1,20	21.206	16.500.900	230.904.166,00
03/22/2023	13,91	13,89	14,09	13,99	13,95	0,00	25.566	16.107.100	225.377.384,00
03/23/2023	14,01	13,67	14,15	13,84	13,78	-1,21	22.763	26.202.600	362.705.818,00
03/24/2023	13,84	13,75	14,02	13,91	13,89	0,79	27.310	27.154.200	377.626.434,00
03/27/2023	14,00	13,88	14,11	13,97	13,93	0,28	16.593	15.709.700	219.527.710,00
03/28/2023*	13,95	13,90	14,93	14,44	14,72	5,67	23.905	59.857.400	864.364.700,00

*Updated until 11:53am

In response to the questioning, the Company informs that it is not aware of any material fact or act that is not of public knowledge and/or that should be disclosed to the market in accordance with the regulations in force in order to justify the latest oscillations.

Finally, the Company reiterates, under the terms of articles 2nd and 3rd of CVM Resolution 44/21, its commitment to disclose any material fact that may significantly influence the price of its securities or the decision of investors to buy, sell, maintain or exercise any rights inherent to the condition of holder of securities issued by the Company or related to them.

São Paulo, March 28th, 2023.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer